SD 5/2/03

03015878

UF 4-30-03

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jimaru Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 48th Ave.
(No. and Street)

San Francisco, CA 94121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Dubowy 415-668-3611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty + Bott
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAY 05 2003
THOMSON FINANCIAL

RECD S.E.C.
APR 2 2 2003
535

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Timaru Trading, LLC

Financial Statements

and Supplemental Information

Year ended December 31, 2002

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Members
Timaru Trading, LLC

We have audited the accompanying statement of financial condition of Timaru Trading, LLC, as of December 31, 2002, and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Timaru Trading, LLC. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timaru Trading, LLC as of December 31, 2002, and the results of its operations and the changes in its members' equity and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required, in part, by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
March 31, 2003

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Timaru Trading, LLC
Statement of Financial Condition
December 31, 2002

Assets

Current assets	
Cash and cash equivalents	$ -
Receivable from clearing broker	649,667
Receivable from member	58,364
Securities owned, at market value	631,087
Total current assets	1,339,118
Exchange memberships, at cost	86,900
Investment in clearing broker, at cost	50,000
Other assets	49
Total assets	$ 1,476,067

Liabilities and Members' Equity

Current liabilities	
Accounts payable	$ -
Payable to clearing broker	15,793
Securities sold not yet purchased, at market value	220,547
Total current liabilities	236,340
Members' equity	1,239,727
Total liabilities and members' equity	$ 1,476,067

See accompanying notes

Timaru Trading, LLC
Statement of Operations
Year ended December 31, 2002

Revenues		
Net loss on firm trading accounts	$	(135,289)
Other income		33,313
Total revenues		(101,976)
Expenses		
Commissions paid to broker/dealers		192,280
Interest expense		15,920
Regulatory fees and expenses		50,289
Other expenses		44,380
Total expenses		302,869
Net income (loss)	$	(404,845)

See accompanying notes.

Timaru Trading, LLC
Statement of Members' Equity
Year ended December 31, 2002

Balances, December 31, 2001	$	1,304,145
Capital contributions		454,302
Distributions to members		(113,875)
Net income (loss)		(404,845)
Balances, December 31, 2002	$	1,239,727

See accompanying notes.

Timaru Trading, LLC
Statement of Cash Flows
Year ended December 31, 2002

Cash flows from operating activities		
Net income (loss)	$	(404,845)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Increase in securities owned, net of securities sold not yet purchased		(522,359)
Decrease in accounts payable		(679)
Increase receivable from, net of payable to, clearing broker		645,820
Net cash provided by operating activities		(282,063)
Cash flows from financing activities		
Member capital contributions		454,302
Increase in receivable from member		(58,364)
Member distributions		(113,875)
Net cash provided by financing activities		282,063
Net increase in cash and cash equivalents		-
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	-
Supplemental disclosure		
Cash paid during the year for interest	$	15,920

See accompanying notes.

Timaru Trading, LLC
Notes to Financial Statements
December 31, 2002

Note 1 - Summary of significant accounting policies

Basis of presentation
Timaru Trading, LLC (the Company) is a California LLC formed in July 1998 and registered with the State of California as broker/dealer. In September 1998, the Company was granted broker/dealer status by the Securities and Exchange Commission. The Company is a member of the Pacific Stock Exchange.

The Company's activities consist principally of security trading as a marker maker or specialist and certain off-floor trading activities for its own account. The Company does not effect transactions with other than broker/dealers, with customers, or in unlisted options. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Securities valuation
The Company records marketable securities at fair market value and includes the unrealized gains and losses thereon in its statement of income.

Security transactions and commissions
The Company records security transactions and commission expense on a settlement date basis as the difference between the trade date and settlement date basis of accounting is not material.

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Timaru Trading, LLC
Notes to Financial Statements
(continued)
December 31, 2002

Note 1 - Summary of significant accounting policies (continued)

Use of estimates
The Company prepares its financial statements in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 – Brokerage accounts

Investment in clearing broker and amounts receivable from and payable to clearing broker in the accompanying statement of financial condition consist of amounts deposited with or due from or to PAX Clearing Corporation, the clearing broker for the Company.

Securities owned and securities sold but not yet purchased consist of securities stated at fair market value and held by PAX Clearing Corporation.

Note 2 - Transactions with members

The Company occupies office space and receives certain other administrative services provided by its members at no cost.

Timaru Trading, LLC
Notes to Financial Statements
(continued)
December 31, 2002

Note 2 - Transactions with members

The receivable from member at December 31, 2002 is unsecured, non-interest bearing and due on demand.

Note 3 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

Note 4 – Subsequent event

On March 6, 2003, the Company notified the Securities and Exchange Commission of its intent to withdraw its registration as a broker/dealer. The notification was accepted on March 14, 2003 to be effective 60 days after filing.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Timaru Trading, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2002

Balance, December 31, 2001	$	-
Increases (decreases)		-
Balance, December 31, 2002	$	-

Timaru Trading, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2002

Net Capital	
Total members' equity	$1,239,727
Subordinated liabilities	-
Non-allowable assets	195,264
Security haircuts	71,798
Net capital	$ 972,665
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 872,665
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 872,665

Timaru Trading, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2002

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 872,665
Audit adjustments	-
Net capital, as reported herein	$ 872,665
Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ -
Audit adjustments	-
Aggregate indebtedness, as reported herein	$ -

Timaru Trading, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Timaru Trading, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Timaru Trading, LLC
Schedule of Members' Equity
Year ended December 31, 2002

	Balances, December 31, 2001	Capital contributions	Draws	Net loss	Balances, December 31, 2002
Howard DuBowy	$ 67,544	$ 58,364	$ (45,500)	$ (80,408)	$ -
Allan Hubbard	323,260			(18,796)	304,464
Ian Formigle	18,378		(17,066)	(1,312)	-
Samuel Palmer	135,454	86,068	(15,000)	(45,735)	160,787
Matt Lason	-		(9,500)	9,500	-
Robert Nurisso	67,066	18,566	(11,780)	(47,936)	25,916
Jeff DuBowy	692,443	291,304	(15,029)	(220,158)	748,560
	$ 1,304,145	$ 454,302	$ (113,875)	$ (404,845)	$ 1,239,727

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Members
Timaru Trading, LLC

We have audited the financial statements of Timaru Trading, LLC for the year ended December 31, 2002, and have issued our report thereon dated March 31, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Timaru Trading, LLC, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the Pacific Stock Exchange and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
March 31, 2003